UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Flexable, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Pennsylvania

Date of organization
July 13, 2016

Physical address of issuer
4307 Murray Avenue, Pittsburgh, PA 15217

Website of issuer
http://flexablecare.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$481,500

Deadline to reach the target offering amount
December 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1 employee

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$17,948	$47,791
Cash & Cash Equivalents	$10,462	$46,241
Accounts Receivable	$5,538	$0
Short-term Debt	$10,972	$5.624
Long-term Debt	$402,047	$256,666
Revenues/Sales	$123,895	$65,442
Cost of Goods	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($152,471)	($123,039)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/[]

(Signature)

Priya Amin

(Name)

CEO and Manager

(Title)

05/11/20200

(Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/[]

(Signature)

Priya Amin

(Name)

CEO and Manager

(Title)

5/11/2020

(Date)

/s/[]

(Signature)

Jessica Strong

(Name)

Manager

(Title)

5/11/2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

<u>EXHIBITS</u>

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

May 11, 2020

Flexable, LLC



Up to $481,500 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Flexable, LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $481,500 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $481,500 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by December 31st 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://flexablecare.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/flexable

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Flexable, LLC is a Pennsylvania limited liability company.

The Company is located at 4307 Murray Avenue, Pittsburgh, PA 15217.

The Company's website is http://flexablecare.com/.

The Company conducts business in Pennsylvania

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/flexable and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000*
Maximum amount of Units of Crowd SAFEs being offered	481,500
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	481,500*
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$100+
Offering deadline	December 31, 2020
Use of proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on page .

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$481,500.00	$28,890.00	$452,610.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a Limited Operating History.
The Company has been operating only since 2016 and has yet to have profitable operations. This is a limited history for prospective investors to consider.

The Company is Subject to Competition.
The market in which the Company operates is highly competitive. The Company competes with many other businesses, both large and small, on the child caregiving, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance. The Company competes in an industry where the Company may not have control of the prices it will receive for its services or the prices it must pay for the service providers. Price uncertainty may negatively impact the Company's business and financial situation

The Company is in a Regulated Industry.
The ownership and operation of child-care caregivers and operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly, particularly, if the Company expands into other states. The Company may face changes in the state and federal laws in connection to any licensing required for the child caregivers. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

The Company is a Small Business with a Small Management Team and No Outside Directors.
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged. Additionally, the Company does not have any outside directors to provide oversight. Although dependent on key personnel, the Company does not have any key man life insurance policies on any of the management team. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company. The management team of the Company could be dishonest. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their Company is on the line, or they're going through a divorce or other stressful life event. It is

possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company. Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk. Additionally, the Company does not have any outside directors to provide over-sight for these risks.

The Company Offers a Limited Number of Services.
The Company, like most small businesses, offers only a limited number of services, making it vulnerable to changes in technology and/or customer preferences. The services the Company provides are "nice to have", but are not necessities for its customers. In the event of a recession or other economic downturn, customers might curtail their purchase of the Company services.

The Company has not yet built-out its On-line Platform.
The Company has developed its service offerings without the robust technology platform that will be necessary for it to expand its local offerings and to expand into other markets. The proceeds of this offering will be used in part for that effort, but may not be sufficient to complete the project.

The Company Services are Subject to Litigation and Personnel Risk.
The success of the Company depends on the reputation of its brand. Adverse publicity or lawsuits concerning the Company's services or the Company itself could negatively impact the future of its business. The Company provides child caregiving services, which by their nature have potential for parents to be dissatisfied with the care given. The Company could be subject to legal liability related to the performance of its services. The Company relies on a cadre of part-time caregivers for its services. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business. Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Risks Related to the Offering

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information and Protections of Publicly-Reported Companies
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and the Company will be allowed to stop providing annual information in certain circumstances. The Company is not subject to the corporate governance requirements of national securities exchanges. Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. The Company will not be required to implement these and other investor protections.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit an individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.
We face potential attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
A significant portion of the company's revenue to date was through physical childcare taking place on-site. With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the company's revenue as of March 2020 has been adversely affected and the company has had to halt all event and on-site operations as a result. Flexable has received an exemption in PA to operate childcare on-site with essential businesses effective April 2020 and is considering on-site partnerships with essential businesses on a case by case business. Increased liability coverage may be needed as well, along with precautionary materials for caregivers, thereby increasing overhead costs and decreasing margins.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company Conducted Prior Private Placements of Securities.
If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such an offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may make distributions to its existing and future holders of Class A or Class B Shares without triggering the SAFE or incurring additional liabilities or obligations to purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to convert SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, distribution rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any Members, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Flexable is one of the only B2B child care marketplaces that partners with employers to provide employees on-demand childcare anytime, anywhere it's needed. Since 2016, we've provided businesses on-demand, safe, trusted childcare on-site at more than 1,000 events and office locations around the country. We've built up relationships with over 150 organizations and expanded those relationships into broader workplace childcare solutions.

Business Plan

Flexable's business model is resilient. With on-demand offerings both on-site and virtually we can provide businesses a solution for employee childcare coverage either on location or remotely. We are here as companies navigate an uncertain time and need to both accommodate remote work and a return to work while schools and camps remain closed.

Since the onset of the COVID-19 pandemic, delivering on our mission to make Life + Work Fit has taken on an entirely different meaning. We expanded our offerings to provide on-demand support to those working remotely at home -- virtually -- through new Flexable Virtual MiniCamps.

Product

With Flexable, companies can help working parents balance their work-life with their home-life. Companies can schedule background-checked, vetted Flexable caregivers on-demand to pop-up and provide activities for kids on-site or online.

The process is plug and play:
1. Schedule your event through Flexable's website.
2. Vetted caregivers pick up events that fit their schedule.
3. Flexable team members arrive onsite or online with the supplies they need for kids to have an amazing experience.

Flexable has two on-demand product offerings: on-site childcare and virtual MiniCamps.

On-site Childcare
- **Details**: Pop-up childcare that takes place on-site at offices, conferences and events, essentially in an empty conference room or office space. Fully insured, carefully vetted caregivers arrive on-site with standard play and safety equipment, ensuring a safe and fun experience while parents get work done.
- **Example activities**: crafts, toys, board games, books
- **Pricing**: $99/caregiver hour
- **Economics**: Average 35% margin
- **Customer acquisition**: Friends and family, existing business customers, and viral marketing and social media

Virtual MiniCamps

- **Details**: Online, interactive sessions for kids ages 3-10. Led by Flexable's own vetted facilitators and community partners. Designed to keep kids engaged so their parents can get work done or take a break.
- **Example activities**: Art, movement, "book club", storytime
- **Pricing**: $15 per 30 minute sessions; $30 per 60 minute session
- **Economics**: $75 - $150 revenue per session, 70% margin
- **Customer acquisition**: Friends and family, existing business customers, and viral marketing and social media

Traction

Flexable has a strong foundation in on-demand "pop-up" childcare with $200K in revenue, 150 business relationships and 1,000+ events, and 2,500 children served.

There is a high level of trust and name recognition from existing business customers. We are starting with these customers to grow the online MiniCamps product.

Market

Parents of young children spend $42 billion on annual childcare. Finding qualified sitters is often difficult and time consuming for working parents, who are already juggling a heavy workload.

Businesses want to support working parents to be successful. 71% of companies strive to be more inclusive of working parents. 9 of 10 large companies offer dependent care flexible spending accounts up to $5,000. Through business partnerships there is an opportunity to provide fully or partially subsidized childcare to working parents and cover childcare gaps, improve productivity, inclusion and employee retention.

Competition

Historically, Flexable offerings have been B2B purchases with care delivered on-site at the company's office or an event space. The on-demand, on-site B2B format is unique in the marketplace. There is huge whitespace potential in the space because only 7% of companies offer on-site childcare as an employee benefit today. Other services like care.com or Urban Sitter offer childcare matching services but these are 1:1 B2C services and Flexable focuses on care for small groups of children and B2B relationships.

As Flexable enters the online space and offers services directly to parents we will face a host of new competitors like Outschool, access to free content from museums or zoos, and even other small local businesses offering online experiences for kids like the local bakery. Our B2B focus and ability to serve businesses both on-site and online is unique in this fast-evolving marketplace. And the hosted, small group format is different from most competitors whose content is consumed and doesn't allow for child to child interaction that kids crave.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$28,890
Application Development and Software Costs	100.00%	$23,500	54.00%	$260,010
Sales/Mktg	0.00%	$0	25.00%	$120,375
HR/Hiring	0.00%	$0	15.00%	$72,225
Total	**100%**	**$25,000**	**100%**	**$481,500**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Usage of funds are as follows:

- Application development and software costs: Flexable has successfully created a replicable product - now it needs to become a scalable one. Development of a platform to allow organizations, parents and caregivers to easily access information about events and to schedule childcare services will be key for expansion.
- Sales/Marketing: Due to the long B2B sales cycle, hiring a business development team will be key for the success of Flexable's growth.
- HR/Hiring: on the supply side, optimizing and streamlining the hiring and vetting process will be key for a growth,

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Priya Amin	CEO and Manager	2016-Present: CEO and Manager of Flexable	MBA - Marketing (2006) The University of Arizona BS - Biotechnology (2001) Rutgers University
Jessica Strong	Manager	2016-5/2020: CEO and Manager of Flexable; 5/2020-Present: Manager	MS - Public Policy (2008) Carnegie Mellon University BA - International Studies (2002) The Ohio State

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding/Face Value	1,917,292
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Controlling position in the Company
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	73.2%

Type of security	Class B Shares
Amount outstanding/Face Value	150,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	5.73%

The Company has the following debt outstanding:

Type of debt	Convertible Debt – Innovation Works
Amount outstanding	$50,000
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 10% discount for the securities issued in a Qualified Financing, with some subject to a $2M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.18%

Type of debt	SAFE
Amount outstanding	$10,000
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	Exercisable at discount of 10% for the securities issued in a Qualified Financing; $2,000,000 valuation cap
Maturity Date	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	<1%

Type of debt	Convertible Debt
Amount outstanding	$263,500
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 20% discount for the securities issued in a Qualified Financing, with some subject to a $2M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	13.97%

Type of debt	Convertible Debt – URA
Amount outstanding	$150,000
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 15% discount for the securities issued in a Qualified Financing
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	4.92%

Type of debt	Payment Protection Plan Loan
Amount outstanding	$27,000
Interest Rate and Amortization Schedule	1% Fixed
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	2 Years
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0%

Ownership

A majority of the Company is owned by the founders.

Set forth below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Priya Amin	900,000 Class A Shares	42.5%
Jessica Strong	900,000 Class A Shares	42.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Flexable (the **"Company"**) was incorporated on July 13, 2016 under the laws of the State of Pennsylvania, and is headquartered in Pittsburgh, PA. The Company provides innovative childcare solutions to organizations, such as pop-up childcare onsite, and virtual MiniCamps to keep children occupied virtually while parents work.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of May 11, 2020, the Company had $40,000 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit B for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$10,000	$10,000	-Marketing -Admin expenses -Operations	3/31/17	Section 4(a)(2)
Conv Note	$50,000	$50,000	-Marketing -Admin expenses -Operations	4/13/17	Section 3(a)(11)
Conv Note	$20,000	$20,000	-Payroll -Rent -Operating Expenses	4/10/19	Section 3(a)(11)
Conv Note	$100,000	$100,000	-Pivot to On-site Childcare	3/8/18	Section 4(a)(2)
Conv Note	$100,000	$100,000	-Pivot to On-site Childcare	6/4/18	Section 4(a)(2)
Conv Note	$50,000	$50,000	-Expansion to new city -Payroll -Overhead/fixed costs	4/18/19	Section 4(a)(2)
Conv Note	$53,500	$53,500	-Application development and software costs	2/17/20	Section 4(a)(6)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 481,500 of worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $481,500 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by December 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through Open Deal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering

(AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Shares, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our issued and outstanding capital will consist of (i) 1,917,292 Class A Shares; (ii) 150,000 Class B Shares; (iii) Convertible Debt and SAFE convertible into Class A Shares totaling 516,672, for a total capitalization as of that date of 2,583,964 Shares on a fully diluted basis.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Distributions

The Securities do not entitle the Investors to any distributions.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $4,000,000.00 divided by the aggregate number of issued and outstanding shares of the Company, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible shares and all outstanding vested or unvested options or warrants to purchase shares, but excluding (i) the issuance of all shares reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "***First Equity Financing Price***".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of Shares of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of Shares of the Company (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of the Company reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued shares of the Company equal to the Purchase Amount divided by the First Equity Financing Price. Shares of the Company granted in connection therewith shall have the same liquidation rights and preferences as the shares of the Company issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of shares of the Company then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Shares as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Shares upon a Dissolution Event and (iii) and all holders of Shares.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of the following: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the shares of the Company into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counterparty is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT

PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Flexable LLC

(a Pennsylvania Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Flexable LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 11 2020

To: Board of Directors of Flexable LLC
        Attn: Priya Amin

Re: 2018 and 2019 Financial Statement Review
        Flexable LLC

We have reviewed the accompanying financial statements of Flexable LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

Flexable, LLC
Balance Sheet
December 31, 2019 and 2018
(Unaudited)

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 10,462	$ 46,241
Accounts Receivable	5,538	-
Prepaid Assets	-	800
TOTAL CURRENT ASSETS	16,000	47,041
OTHER ASSETS		
Loan Fees, net	1,195	-
Security Deposit	750	750
TOTAL OTHER ASSETS	1,945	750
TOTAL ASSETS	$ 17,945	$ 47,791
LIABILITIES AND DEFICIT IN MEMBERS' EQUITY		
CURENT LIABILITIES		
Accounts payable	$ -	$ 3,163
Accrued expenses	7,655	2,461
Accrued payroll taxes and withholding	3,316	-
TOTAL CURRENT LIABITIIES	10,972	5,624
LONG TERM LIABILITIES		
Accrued interest payable	42,047	16,666
Notes Payable	60,000	40,000
Note Payable-Innovation Works	150,000	100,000
Note Payable-URA	150,000	100,000
TOTAL LONG TERM LIABILITIES	402,047	256,666
TOTAL LIABILITIES	413,019	262,290
DEFICIT IN MEMBERS' EQUITY	(395,074)	(214,499)
LIABILITIES AND DEFICIT IN MEMBERS' EQUITY	$ 17,945	$ 47,791

The accompanying notes are an integral part of these financial statements.

Flexable, LLC
Income Statements
Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues		
Event Services	$ 123,895	$ 65,442
Direct Operating Expenses		
Project related travel	2,743	5,659
Payroll and related taxes	121,200	50,421
Independent contractors	47,694	60,715
Job supplies	2,036	9,510
	173,673	126,305
General and Administrative Expenses		
Advertising	21,217	6,389
Insurance	15,338	2,017
Rent	11,375	6,832
Office supplies and administratio	11,034	12,697
Professional fees	10,149	6,232
Professional development	5,296	3,061
Utilities	1,422	1,423
Bank fees	717	2,426
Business licenses	425	-
Amortization	239	-
Donations	100	-
Website development	-	6,787
	77,311	47,864
Total Expenses	250,984	174,169
Loss from operations	(127,090)	(108,727)
Other Expenses		
Interest expense	25,381	14,312
Net Loss	$ (152,471)	$ (123,039)

The accompanying notes are an integral part of these financial
statements.

Flexable, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Deficit in Members' Equity, January 1	$ (214,499)	$ (91,460)
Additions:		
Member Contribution	10,000	-
Deductions: Distributions to Members	(38,105)	(80,987)
Net loss	(152,471)	(123,039)
Deficit in Members' Equity, December 31	$ (395,074)	$ (214,499)

The accompanying notes are an integral part of these financial
statements.

Flexable, LLC
Statements of Cash Flows
Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash flows from operating activities:		
Net loss	$ (152,471)	$ (123,039)
Adjustment to reconcile net income to		
net cash provided by operating activities:		
Amortization	239	-
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(5,538)	-
(Increase)/decrease in prepaid assets	800	(800)
(Increase) in security deposit	-	(750)
Increase/(decrease) in accounts payable	(3,163)	3,163
Increase in accrued expenses	5,194	2,461
Increase in accrued payroll taxes and withholding	3,316	-
Increase in accrued interest	25,381	14,309
Net cash provided by operating activities	(126,241)	(104,656)
Cash flows used in investing activities:		
Loan fees	(1,433)	-
Cash flows from financing activities:		
Increase in notes payable	120,000	200,000
Contributions from members	10,000	-
Distributions to members	(38,105)	(80,987)
Net cash used in financing activities	91,895	119,013
Net (decrease) in cash	(35,779)	14,357
Cash, beginning of year	46,241	31,884
Cash, end of year	$ 10,462	$ 46,241

The accompanying notes are an integral part of these financial statements.

Flexable, LLC
Notes to the Financial Statements
December 31, 2019
(Unaudited)

Note 1—Organization
Flexable, LLC (Flexable or the Company) was organized as a Limited Liability Company (LLC) under the laws of the Commonwealth of Pennsylvania effective July 13, 2016. Flexable provides on-demand and on-site childcare services at offices and events. The Company is headquartered in Pittsburgh, Pennsylvania.

The members (or owners) of Flexable have made either capital contributions or rendered professional services to the Company in exchange for units of ownership in the Company. As an LLC, members shall not have any personal liability for any obligations of the Company. The Company may be dissolved upon the occurrence of any of the following events:
   a) The written agreement of the required members;
   b) The sale of all or substantially all of the assets of the Company;
   c) The entry of an order of judicial dissolution under the Pennsylvania Limited Liability Company Act; or
   d) The entry of a final judgment, order or decree of a court with competent jurisdiction adjudicating the Company to be bankrupt, and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom.

The members of Flexable do not receive salaries for the services they provide to the Company. However, they do receive periodic distributions from the Company which are calculated in accordance with the Company's operating agreement.

The Company has two classes of ownership. Class A members, as defined in the operating agreement, shall be entitled to one vote per Class A Share (or unit) on all matters presented to or requiring a vote of the members. The Company also has the ability to issue Class B memberships, which are "profit interests" issued in exchange for services rendered to the Company. Class B members, as defined in the operating agreement, are not entitled to vote and their consent and approval is not required on any matter presented to the members. As of December 31, 2019, there are only Class A members.

The members of Flexable have elected to have the income of the Company taxed as a partnership for federal and state income tax purposes. Therefore, the Members allocated share of the Company's taxable income or loss is included in their personal federal and state income tax returns, including any self-employment taxes. Accordingly, no provision for federal or state income taxes is reflected in these financial statements.

Note 2—Summary of Significant Accounting Policies
This summary of the Company's significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements. A description of the more significant of these policies follows.

Flexable, LLC
Notes to the Financial Statements
December 31, 2019
(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are derived principally from the performance of childcare services and are recognized as performed by the Company. Typically, customers are billed at the conclusion of the event or activity in which services are provided. During the year ended December 31, 2019, the Company generated revenue of approximately $46,000 from one customer, which was approximately 37% of total annual revenue.

Cash and Cash Equivalents

The company considers cash and undeposited funds as cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2019 respectively, the Company had $46,241 and $10,462 on hand.

Note 3—Leases

The Company has entered into a sub-lease for office space that commenced in May 1, 2018 and expired on April 30, 2020. The monthly rent is $750. The Company has not extended its lease and is currently evaluating other locations for its offices.

Note 4—Notes Payable

Notes payable consists of the following at December 31:

	2019	2018
Notes Payable – Individuals	$ 60,000	$ 40,000
Notes Payable – Urban Redevelopment Authority (URA)	150,000	100,000
Notes Payable – Innovation Works	150,000	100,000
	$ 360,000	$240,000

Notes Payable – Individuals

The notes from individuals have principal amounts ranging from $5,000 to $10,000 each and bear interest at a rate of 8% per annum. $40,000 of the notes mature on December 31, 2021 and the remaining $20,000 mature on December 31, 2022. Interest accrues on the notes until the maturity date and will be payable on the earlier of a) the maturity date or b) the date of the conversion of such principal pursuant to the conversion terms of the notes. In the event that any time after the first anniversary of the issuance of the notes, the Company issues equity securities in connection with a qualified financing, all of the outstanding principal and all of the then accrued and unpaid principal will automatically convert into fully paid and non-assessable shares or units of the type of equity securities being issued by the Company in connection with such qualified financing. Additionally, at any time prior to the Company's full satisfaction of the individual note or notice of a proposed financing, the holder of the note will have the

Note 4 – Notes Payable (Continued)

right, but not the obligation, to convert any portion of the outstanding principal, and all or any portion of the then accrued but unpaid interest, into fully paid and non-assessable units based on a specified price.

This optional conversion feature is also available to the holder of the note in the event of a merger or consolidation of the Company into another entity in which the current security holders do not own 80% or more of the equity securities of the surviving entity.

Notes Payable – Urban Redevelopment Authority (URA)

The Notes Payable to the URA consist of the following:
  a) $100,000 note, issued on June 4, 2018, bearing interest at 8% per annum, maturity date of June 4, 2021.
  b) $50,000 note, issued on June 17, 2019, bearing interest at 8% per annum, maturity date of June 17, 2022.

The URA notes may not be repaid prior to their maturity, without the written consent of the URA. Interest shall accrue over the term of the loan and shall be payable along with the principal amount in a balloon payment on the maturity date. The Company has granted a security interest in all of its property, intangible or tangible, as collateral for the notes.   Additionally, if at any time prior to full satisfaction of this loan, the Company issues or proposes to issue equity securities, the URA shall have the right to convert the outstanding unpaid principal balance and interest into fully paid and non-assessable shares of such equity securities in accordance with a specific formula.

Notes Payable – Innovation Works

The Notes Payable to Innovation Works consist of the following:
  a) $100,000 note, issued on March 8, 2018, bearing interest at 8% per annum, maturity date of March 18, 2023.
  b) $50,000 note, issued on April 18, 2019, bearing interest at 8% per annum, maturity date of April 18, 2024.

The Innovation Works notes may not be repaid prior to their maturity date, without the written consent of Innovation Works. Interest shall accrue over the term of the loan and shall be payable along with the principal amount in a balloon payment on the maturity date. Additionally, if at any time prior to full satisfaction of this loan, the Company issues or proposes to issue equity securities, the URA shall have the right to convert the outstanding unpaid principal balance and interest into fully paid and non-assessable shares of such equity securities in accordance with a specific formula. Additionally, in the event the Company shall propose a merger or consolidation of the Company into another entity in which the current security holders do not own 50% or more of the equity securities of the surviving entity, or propose to sell or otherwise dispose of all or substantially all of the assets of the Company, or the current security holders shall propose to transfer in one or more related transactions greater than 80% of the then issued

Note 4—Notes Payable (Continued)

and outstanding equity securities, the holder of the note shall have the right to elect one of the following:

a) convert the note at any time prior to the transaction into such number of fully paid shares of common stock of the Company in accordance with the loan agreement, or b) surrender the note for cancellation at the closing of the equity transaction in which event the Company will pay to the holder an amount equal to two times the outstanding principal of the note plus the then-accrued but unpaid interest.

The required principal payments on the notes payable are as follows:

June 4, 2021	$100,000
December 31, 2021	40,000
2021 total	140,000
June 17, 2022	50,000
December 31, 2022	20,000
2022 total	70,000
March 18, 2023	100,000
April 18, 2024	50,000
	$ 360,000

Note 5 – Simple Agreement for Future Equity (SAFE)

In April 2017, in exchange for a capital contribution from an individual investor in the amount of $10,000, the Company issued to the investor the right to receive certain shares of the Company's ownership units upon the occurrence of certain events. This amount was recorded in Member's Equity. The agreement will expire and terminate upon the issuance of units to the investor pursuant to an equity financing or the payment, or setting aside for payment, of amounts due to the investor upon the occurrence of a liquidity event. In the event of an equity financing, the Company will issue to the investor a number of shares of "Safe Preferred Stock" in accordance with the agreement.

Note 6 – Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms according to a signed agreement, primarily requiring payment. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice. The company's customer base consists of institutional organizations. Due to the nature of their customers, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any write-downs in its accounts receivable balances.

As of December 31, 2019, the outstanding receivables were $5,538.

Flexable, LLC
Notes to the Financial Statements
December 31, 2019
(Unaudited)

Note 7 – Going Concern/ Risks and Uncertainties
As of December 31, 2019, the Company is operating as a going concern.

The Company has limited operating capital. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in regulations. These adverse conditions could affect the Company's financial condition and the results of its operations (see Note 8).

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Officers.

Note 8—Subsequent Events

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management has evaluated subsequent events through May 11, 2020, the date that the financial statements were available to be issued. On March 11, 2020, the World Health Organization (WHO) declared the Novel strain of Coronavirus (CO ID-19) a global pandemic and recommended world-wide containment and mitigation measures. The Governor of Pennsylvania and the State Secretary of Health have issued a series of orders requiring, amongst other things, that "non-essential" business must close. Flexable is classified as a non-essential business based on the Governor and Secretary's orders. These orders resulted in immediate cessation of the Company's revenue generating activities and have adversely impacted the business. Management cannot reasonably estimate the duration or severity of this pandemic, or the extent to which this disruption will impact the business and its ability to continue as a going concern. Management has taken all possible steps to control and reduce expenses and continues to monitor all opportunities to commence revenue generating operations as soon as possible.

Note 8—Subsequent Events (Continued)

On February 15, 2020, the Company completed a round of convertible debt financing in the amount of $53,500 through Honeycomb Credit. Terms of the financing consist of a number of individual notes (ranging from $1,000 to $2,500 each) which bear interest at a rate of 8% per annum with a maturity date of December 31, 2022. All principal and unpaid interest are due on December 31, 2022. Similar to the Company's other debt financing, the Honeycomb Credit financing also includes an automatic conversion feature in the event the Company issues equity securites in connection with a qualified financing. Additionally, prior to the Company's full satisfaction of the notes, the holder of the individual notes will have the right, but not the obligation, to convert all or any portion of the outstanding principal and all or any portion of the then unpaid interest into fully paid and non-assessable common units based on a specified formula.

In March 2020, the Company issued 150,000 units of its class B units to three individuals (50,000 units to each individual). In exchange for the units, the individuals entered into a consulting agreement with the company.   The Class B units were determined by management to have no monetary value at the time of issuance.

EXHIBIT D

Offering Page found on Intermediary's Portal.



Company Name	Flexable
Logo	
Headline	On-demand childcare to make Life + Work fit

Cover photo



**Hero
Image**





Tags   Female Founders

**Pitch
text**

Summary

- B2B startup offering companies on-demand, safe, vetted, engaging childcare
- $200K in gross revenue to date, 40% YoY revenue growth
- 1,000+ events and 150 business relationships across industries
- $41 CAC and $861 customer LTV for events customers
- Pop-up care for events, added online MiniCamp activities post COVID-19
- $29 billion in lost wages losses due to childcare gaps
- Raising up to $481,500 to launch virtual Minicamps and scale operations

Problem

Childcare breakdowns are costly to the U.S. ec

A lack of childcare has a significant economic impact on lost earnings, productivity, and revenue.

As professionals and moms, we've been there. You don't have sitter coverage and miss a meeting
is closed and you need to use vacation to cover. Those costs add up. It takes a personal toll.



There is incredible societal productivity lost. And with the onset of COVID-19, childcare gaps are
for the remainder of the school year. Summer camps cannot open. Parents are in an unpreceder
their professional commitments and take on additional parenting and education responsibilities a

Flexable's on-demand childcare is the answer.



Solution

Flexable: On-demand childcare for businesses employees

Flexable is one of the only B2B child care marketplaces that partners with employers to provide er anytime, anywhere it's needed. Since 2016, we've provided businesses on-demand, safe, trusted events and office locations around the country. We've built relationships with 150 organizations a broader workplace childcare solutions.

Since the onset of the COVID-19 pandemic, delivering on our mission to make Life + Work Fit has meaning. We expanded our offerings to provide on-demand support to those working remotely at Flexable Virtual MiniCamps.

Flexable's business model is resilient. With on-demand offerings both on-site and virtually we car employee childcare coverage either on location or remotely. We are here as companies navigate a accommodate remote work and a return to work while schools and camps remain closed.

Product

Easy-to-book, trustworthy, on-demand childca

Companies can schedule background-checked, vetted Flexable caregivers on-demand to pop-up or online while parents work.

The process is plug and play.

1. Schedule your event, single day or multi-day childcare need through Flexable's website.
2. Vetted caregivers pick up events and shifts that fit their schedule.
3. Flexable team members arrive onsite or online with the supplies they need for kids to have a

Flexable offers two on-demand products.

1. On-site on-demand care for events, conferences or multi-day needs like school closures or c
2. Virtual MiniCamps are 30- and 60-minute online activities for kids 3 - 10. Example activities i crafts.

MiniCamps Launch



Flexable launched MiniCamps in April 2020 as a response to the pressures placed on working far pandemic. There is heavy parent interest to trial virtual engaging activities for kids currently home COVID-19. Virtual sessions are 'sticky' with kids and parents showing good loyalty to offerings the offers online courses that cater to a slightly older target market, has raised $10M in series A fundi average price of $18 recently noted that 60% of course attendees are repeat users.

Flexable is unique because we schedule MiniCamps at the request of our business partners at ti
their full attention to work. For example, when lawyers need to take a deposition or individuals att
as many of us look to prioritize mental health throughout the pandemic. While adults take their m
session with others their own age in facilitated small groups providing the interaction kids crave ir

Initial parent survey results during a two-week MiniCamp beta test show **89%** of beta testers **wou**
and **100% said they would recommend Virtual MiniCamps to friends**. Parents shared this fe

"I think this is a great resource for any parent who needs to make a call, prep a meal, or just take a

"I was shocked my child was engaged the whole time!"

Traction

1,000+ events and 150 business partners

Flexable has a strong foundation in on-demand childcare with $200,000 in revenue, 150 business
2,500 children served.

There is a high level of trust and name recognition from existing business customers. We are star
the online MiniCamps product.

Our partnerships have included


Allegheny
Health Network
duoLi
Google

Customers

Flexable customers represent large corporatio businesses across a variety of sectors

Flexable is first and foremost focused on business customers. A secondary customer is the empl
Flexable users. Flexable currently has 150 business customers. Our customers are large corpora

represent a variety of sectors such as healthcare, technology and the public and social sector.

Hear from our clients:



feel comfortable leaving our children with them bec
that their employees have all their necessary cleara
you Flexable for making it easy to provide safe, con
quality childcare for our employees!

Elise Walton, Duolingo



teamed with Flexable and Mayor Bill Peduto t
care for city employees on Election Day. Wher
schools are closed too many parents face day
afford."

Dan Gilman, Pittsburgh Chief of Staff



or those of us with children, being given award

time is very challenging despite the drinks and

went to an event last week where they used Fl

made my professional life improve and my daughter

me to events so she can play with other kids who ha

that I want to meet.

Jill Jayne, Jump with Jill

Business Model

Generating revenue in an untapped B2B marke

*Our quotes are based off of the number of children, size and location of the event and other comp
personalized booking process.*


Onsite B2B childcare offerings
Single Workday/Event
Multiple Days/Events
Details
Networking/ evening events
Workdays, conferences
Pricing
$99/hr. cost
$99/hr. cost + admin costs
Mix and margin
70% of revenue
Avg 20% margin
20% of revenue
Avg 35% margin
Customer acquisition
90% inbound inquiries
20% conversion rates from events

Minicamps are priced at $15 per user (device) for 30-minute activities and $30 per user or 60-min

Companies can contract with Flexable for full day or multi day coverage (i.e., school holidays), a se childcare and MiniCamps.

Market

Addressing a $42 Billion economic opportunity



Parents of young children spend $42 billion on annual childcare. Finding qualified sitters is often
working parents, who are already juggling a heavy workload.

Businesses want to support working parents to be successful. 71% of companies strive to be mo
10 large companies offer dependent care flexible spending accounts up to $5,000. Through busi
opportunity to provide fully or partially subsidized childcare to working parents and cover childcar
inclusion and employee retention.

Competition

Flexable's B2B focus is unique in the childcare

Providing on-demand childcare to businesses is unique in the marketplace. Only 7% of companie
employee benefit today and there is huge white space.

Flexable is different from services like Care.com or Urban Sitter. All offer childcare matching servi
small groups of children and businesses, not parents, as customers.

As Flexable enters the online space we face a host of new competitors, including those offering fr
format is different from most competitors whose content is consumed and doesn't allow for child


FLEXABLE IS ENTERING A NEW ON-DEMAND MARKET SPA
MINICAMPS, AND WILL DIFFERENTIATE THROUGH ITS B2
Adaptive
Backup Care
Grandparents
On-site Childcare
mini
CAMPS
Physical
Space
Outschool
Snapology
Khan A
Static

Vision



A goal to help Life + Work fit

As the world transforms, we're here to help. Organizations around the country want to better sup who are juggling work and family life.

Flexable envisions a world where our platform is seamlessly integrated into existing workplaces, e

By reaching our funding goal, we will grow our contracts to 400+ businesses, which at our curren
revenue to $6M by 2022.

We are changing the entire supportive ecosystem for parents, one where companies, pare

Investors

$500,00 raised to date

We've raised over $0.5M from institutional and private investors, including AlphaLab and Innovatic
round. This marks the kickoff of our seed stage round.

  

Founders

Led by an all-female team

With two decades of professional experience AND 5 kids between our two founders, our leadersh
happens when childcare falls through. We've watched top talent (including ourselves) face the hu
care: parents have missed conferences, cancelled networking events, and ended careers becaus
change that.



Priya Amin, Co-Founder and CEO

Priya, who holds an MBA from the University of Arizona, and worked as a product and brand man
and Nestle, left her high-powered career to be home with her two boys, and never looked back. A
running a marketing consulting firm called ROKI, she began looking for ways to continue fostering
among women. She launched Flexable, LLC in 2016 with her partner Jessica Strong, and was acc
AlphaLab Accelerator program in 2016.



Jessica Strong, Co-Founder and Advisor

Jessica Strong has a master's in public policy/non-profit management from Carnegie Mellon. She
health, as a freelance grant writer, and created a coworking space with on-site childcare prior to la
co-founder, Priya Amin. She has 3 kids, a husband that runs his own company, and a dog, and this
doesn't really have time for any hobbies that don't involve napping or coffee.

Team

	Priya Amin	Co-Founder and CEO
	Jessica Strong	Co-Founder and Advisor
	Natalie Prunty	Product Manager
	Katie Fitzpatrick	Tech Lead
	Caylin Charrie	Sales
	Angela Ferguson	Marketing
	Marni Pastor	Advisor

Perks

$100	5 free Virtual MiniCamp sessions ($75 value, sessions chosen from tl
$500	Social media shout out for investment 10 free Virtual MiniCamp sess chosen from the public schedule)
$1,000	Social media shout out for investment 20 free Virtual MiniCamp sess chosen from the public schedule) Receive quarterly investor report a
$5,000	Social media shout out for investment 10% off company package of \ or six months of personal access to MiniCamps on the public schedu report and company updates Invite to special investor call with CEO F
$10,000	Social media shout out for investment 20% off company package of \ or a free year of personal access to MiniCamps on the public schedu report and company updates Inclusion in CEO investor updates Invite CEO Priya Amin
$25,000	Social media shout out for investment 30% off company package for or a lifetime of personal access to MiniCamps on the public schedule report and company updates Inclusion in CEO investor updates Exclu with CEO Priya Amin

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this tra investment.
https://republic.co/crowdsafe

How does Flexable vet caregivers?

Flexable does criminal and child abuse background checks for all are also First Aid/CPR certified and complete mandated reporter demonstration based hiring assessments to get a sense for how work with children. Our extensive vetting is important to our com been key to building trust with partners.

How does Flexable ensure safety on-site?

Caregivers are equipped with all the supplies they need for a safe includes cleaning supplies and information and training on CDC childcare facilities. We also adhere to small caregiver to child rati children onsite. These small ratios and partner requirements to h site provides a set up conducive to social distancing and taking p care on-site.   Additionally, we have age appropriate activities in ki the need for social distancing.

Is Flexable insured?

Yes, Flexable has a $1M comprehensive liability policy that cover they watch and the organization we are contracting with while we Our Virtual MiniCamp product is not covered under that insuranc background check all of our Virtual Facilitators to ensure they me quality.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FLEXABLE, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about ________________, 2020, FLEXABLE, LLC a Pennsylvania limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of equity ownership of the Company (which rights are defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $4,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Shares; or (2) issue to the Investor a number of units of the CF Shadow Series of the Shares (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Shares shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Shares; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number

of shares of the CF Shadow Series of the Shares (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Shares (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares granted in connection therewith shall have the same liquidation rights and preferences as the Shares issued in connection with the Company's most recent Equity Financing.

If the Company's board of managers determines in good faith that delivery of Shares to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Shares, as determined in good faith by the Company's board of managers.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Shares**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Shares that are identical in all respects to the Shares (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

(ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Shares on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of Shares.

"**Discount Price**" means the product of (i) the price per unit of equity sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Shares, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean the Shares of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Shares of the Company, except in each case, (i) any security granted, issued and/or sold by the Company to any director, manager, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding Shares, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Shares, but excluding (i) the issuance of all Shares reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of Shares (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Shares in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued Shares for issuance and delivery upon the conversion of this instrument, such number of Shares as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of Shares issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Shares or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE

SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   If the Company elects to convert to a C-corporation while this Crowd SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this Crowd SAFE and any securities issuable hereunder. Further, the Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Shares issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Shares for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the Commonwealth of Pennsylvania without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Pittsburgh, Pennsylvania. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FLEXABLE, LLC

By: _____
Name: __Priya Amin_____
Title: ____CEO_____
Address: 4307 Murray Ave #2905, Pittsburgh, PA 15217
Email: priya@flexablecare.com

INVESTOR:

By: _____
Name: _____

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between **FLEXABLE, LLC** a Pennsylvania limited liability company (the "***Company***") and $investor_name$ ("***Member***"). In connection with a conversion of Member's investment in the Crowd SAFE into Shares of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Shares of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all Shares of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Interests***"), Member hereby grants to Intermediary an irrevocable proxy coupled with an interest under Section 8847(d) of the Pennsylvania Uniform Limited Liability Company Act of 2016, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

   (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

   (b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7. Assignment.

    (a)   In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

    (b)   The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date:	Date:

EXHIBIT F

Video Transcript

Republic Investment Campaign Video Transcript

Priya Amin:

Imagine if our work ecosystem could include childcare as a key initiative for inclusivity at every professional step.

Priya Amin:

Hi, I'm Priya Amin, I'm co-founder and CEO of Flexable. Flexable was launched in 2016 by two professional women with five children between us. And since the beginning, we've been on a mission to create innovative childcare solutions to help life and work fit together, but now that mission is more critical than ever as life and work have essentially collided with one another as we all are working from home. And as long as schools remain closed working parents will continue struggling to juggle both home and work obligations and so we're committed to creating even more innovative solutions to help working parents exactly where they are, which is at home.

Natalie Prunty:

The process is Plug and Play. First, schedule your event through Flexable's website. Next, vetted caregivers pick up events that fit their schedule and day of, Flexable team members arrive onsite or online with the supplies they need for kids to have an amazing time.

Natalie Prunty:

School closed? Have an after hours event? Companies can schedule background checked, vetted, flexible caregivers to pop up onsite or online, and provide activities for kids while parents work. Our newest offering, Virtual Mini Camps, are geared towards professionals working remotely. Virtual Mini Camps are 30 to 60 minute online activities for kids that help parents working remotely give their full attention to work, or just give parents a few coveted moments of reprieve, knowing their child is engaged and having fun.

Priya Amin:

In order to fulfill our mission, we need support from investors like you. Please consider investing in our Republic campaign. Thank you so much.